Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Bragg Gaming Group Inc. (the “Company”)
130 King Street West, Suite 1955
Toronto, Ontario M5X 1A4

2.	Date of Material Change

April 25, 2025

3.	News Release

A news release dated April 25, 2025 was issued by the Company through the facilities of Business Wire and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca under the Company's profile.

4.	Summary of Material Change

On April 25, 2025 the Company reached an agreement with its lenders, certain entities controlled by Doug Fallon, (the “Fallon Entities”), to repay USD5 million of its outstanding USD7 million secured promissory note and to extend the maturity of the remaining USD2 million until June 6, 2025 (the “Note”).

5.1	Full Description of Material Change

On April 26, 2024, the Company announced that it had issued the Note to certain entities controlled by Doug Fallon. On April 25, 2025, the Company reached an agreement to repay USD5 million of its outstanding USD7 million Note and to extend the maturity of the remaining USD2 million until June 6, 2025. All other terms of the original Note remain unchanged. The Company intends to repay the remaining USD2 million balance on or before the amended June 6, 2025 maturity date.

MI 61-101 Disclosure

Doug Fallon is an insider of the Company as he is a senior officer of the Company. The participation by Doug Fallon in the repayment and extension of the Note is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a)	a description of the transaction and its material terms:

On April 25, 2025, the Company announced that it had reached an agreement with the Fallon Entities to repay USD5 million of its outstanding USD7 million Note and to extend the maturity of the remaining USD2 million until June 6, 2025.

(b)	the purpose and business reasons for the transaction:

The repayment and extension of the Note was completed for financial management purposes and to provide general working capital including for strategic initiatives.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

The repayment and extension of the Note will provide the Company with additional financial flexibility to execute its strategy and for working capital and for other general and administrative costs.

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

The Fallon Entities, which are controlled by Doug Fallon, an insider of the Company, were repaid USD5 million of the outstanding USD7 million Note by the Company and agreed to extend the maturity of the remaining USD2 million until June 6, 2025.

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Following the repayment and extension of the Note, the Fallon Entities will beneficially own and control an aggregate of USD2 million principal amount of promissory note. The Note is neither convertible into equity or voting securities of the Company nor repayable, directly or indirectly, in equity or voting securities of the Company and will not affect the voting interest of Doug Fallon.

(e)	unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Following a comprehensive assessment of the financing alternatives available to the Company, the board of directors of the Company unanimously approved the repayment and extension of the Note. No special committee was established in connection with the transactions described herein, and no materially contrary view was expressed by any director.

(f)	a summary, in accordance with section 6.5, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction

Not applicable.

(g)	disclosure, in accordance with section 6.8, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction

(i)	that has been made in the 24 months before the date of the material change report, and

Not applicable.

(ii)	the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer,

Not applicable.

(h)	the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction, and

Other than the Note, the material terms of which are described in the Company’s material change report, dated April 29, 2024, and in Item 5.1 above, and customary secured lending documentation entered into between the Company and the Fallon Entities related to the Note and the securing of certain of the Company’s assets, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the repayment and extension of the Note. To the Company's knowledge, no related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the repayment and extension of the Note.

(i)	disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, and the facts supporting reliance on the exemptions:

The Company is relying on the exemption from the formal valuation requirement in section 5.4 of MI 61-101, and the minority shareholder approval requirement in section 5.6 of MI 61-101, in reliance on section 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as at the time the repayment and extension of the Note was agreed to, neither the fair market value of the Note, nor the fair market value of the consideration payable to the lenders under the Note exceeds 25% of the market capitalization of the Company.

The Company notes that it did not file a material change report in respect of the related party transaction at least 21 days before the repayment and extension of the Note. The Company deems this circumstance reasonable in order to complete the repayment and extension of the Note in an expeditious manner. The repayment and extension of the Note has been unanimously approved by the Company’s board of directors.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Robbie Bressler, the Chief Financial Officer of the Company may be contacted at investors@bragg.group.

9.	Date of Report

April 30, 2025